

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

<u>VIA FACSIMILE AND U.S. MAIL</u>

June 10, 2008

John G. Heindel
Chief Executive Officer and Chief Financial Officer
PECO II Inc.
1376 State Route 598
Galion, Ohio 44833

> **RE:** **PECO II Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **File No. 0-31283**

Dear Mr. Heindel:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007</u>

<u>Results of Operations, page 25</u>

1. Please expand/revise the discussion of your results of operations for each period presented to address the following:
    - Please provide a more comprehensive analysis of factors that impacted your net sales, cost of goods sold; gross margin, research, development and engineering and selling, general and administrative expenses. In addition, you should discuss known or anticipated trends that have and/or may continue to have an impact on your results of operations. Your discussion and analysis

should provide investors with sufficient information to understand historical trends and expectations for the future through the eyes of management.

- Describe unusual or infrequent events, significant economic changes, and significant components of revenue and expenses. For example, your discussion that the decrease in selling, general and administrative is primarily attributable to the results of your cost reduction programs implemented in 2007 does not adequately explain the increase or provided insight into whether this trend is expected to continue in future periods.
- Discuss the extent to which material decreases in total sales are attributable to decreases in prices, volume or amount of goods being sold, or loss on customers. For example, on page 25, you indicate that the reduction in sales was due to reduced spending at a major wireless customer for products and a major wireline customer for services, without further analysis as to why this occurred or whether this was a one-time event or may continue in the future and the impact on future sales. In addition, you also mention on page 25 that net sales in your product and service segment decreased from prior year, however your discussion does not include an analysis of the factors that affected each segment's net sales.
- Please quantify the impact of each factor you identify when multiple factors contribute to fluctuations, as applicable. You should also ensure that you are explaining the majority of increases or decreases in each line item.

Please refer to Item 303 of Regulation S-K, Section 501 of Financial Reporting Codification and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

Liquidity and Capital Resources, page 28

2. You indicate that accounts receivable days sales outstanding stood at 48 days, as compared to 56 days at December 31, 2006. Your inventory days on hand, which represents gross inventory excluding impairments or reserves were 268 days as compared to 192 days on hand at December 31, 2006. Please expand your disclosures to
   - identify the underlying reasons why collections increased and inventory days on hand increased;
   - address inventory days on hand net of impairments and reserves;
   - address whether faster collections and slower inventory turn is expected to continue into the future; and
   - address the impact of these significant changes on your liquidity and cash flows.

Mr. John G. Heindel
June 10, 2008
Page 3

Financial Statements

3. Acquisitions, page 44

3. You indicate that you obtained a third-party valuation of certain intangible assets related to your acquisition on March 28, 2006. On page 47, you also indicate that you conducted your annual goodwill impairment with the assistance of an independent third party. Given that your Form 10-K for the year ended December 31, 2007 is incorporated by reference into various Forms S-3 and S-8, please tell us why currently signed consents were not provided in accordance with Rule 436(b) of Regulation C. If you chose to leave your reference to these experts, you must also name them. Otherwise, please revise your disclosure to eliminate the reference to these independent third parties.

14. Warrants, page 51

4. We note that you issued a warrant to purchase 45% of your issued and outstanding shares as part of the purchase price consideration for the Delta acquisition. With reference to SFAS 141 and EITF 97-8, tell us how you determined that it was appropriate to adjust the fair value of this warrant at each balance sheet presented.

Item 9A – Controls and Procedures, page 58

5. Please state your conclusion about the effectiveness of disclosure controls and procedures while providing the complete definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief